November 6, 2013

Mr. Gus Rodriguez
Mr. Marc Thomas
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

VIA EDGAR

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Period Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Period Ended June 30, 2013
Filed August 7, 2013
File No. 000-16587

Dear Mr. Rodriguez and Mr. Thomas:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of October 23, 2013 regarding the Company’s Form 10-K for the fiscal period ended December 31, 2012 and Form 10-Q for the period ended June 30, 2013.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K filed for the Year Ended December 31, 2012

Consolidated Statements of Income, page 49

1.
We note your response to prior comment one in our letter dated September 13, 2013. Please revise your future filings to classify write-downs on foreclosed properties within noninterest expense in accordance with Rule 9-04.14 of Regulation S-X.

Response
We will revise our future periodic filings to classify write-downs on foreclosed properties within the noninterest expense sections of our Consolidated Statements of Income.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
November 6, 2013

Form 10-Q filed for the Period Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 50

2.	We note your response to prior comment six in our letter dated September 13, 2013. As it relates to the largest nonperforming loan and your appraisal policies please address the following:
•	Your appraisal policy for impaired loans identifying how the fair value of the collateral underlying the respective loan on a quarterly basis subsequent to the appraisal date is determined;
•
Given that the September 2012 appraisal amount was determined to be $10 million on a cross-collateralized basis which included both a single family residence and business investment, address how you determined the fair value of the collateral at year end December 31, 2012 and for each subsequent quarter through September 30, 2013;

•	How management determined the $3.565 million charge-off amount recorded in the second quarter of fiscal 2013;
•	How the specific allowance for loan loss was determined at year end December 31, 2012 and for each subsequent quarter through September 30, 2013; and
•	Whether the company expects to recognize any additional losses on any collateral shortfall on the single family residence given the foreclosure proceedings which are in process.

Response
•
When a collateral dependent loan is identified as impaired, management immediately begins the process of evaluating the estimated fair value of the underlying collateral to determine if a related specific allowance for loan losses or charge-off is necessary.  Current appraisals are ordered once a loan is deemed impaired if the existing appraisal is more than twelve months old, or more frequently if there is known deterioration in value.  For recently impaired, a current appraisal may not be available at the financial statement date.  Until the current appraisal is obtained, the original appraised value is discounted as appropriate to compensate for the estimated depreciation in the value of the loan’s underlying collateral since the date of the original appraisal. Such discounts are generally based upon management’s knowledge of sales of similar collateral within the applicable market area and its knowledge of other real estate market related data as well as general economic trends. When a new appraisal is received, management then re-evaluates the fair value of the collateral and adjusts any specific allocated allowance for loan losses, as appropriate. In addition, management also assigns a discount of 7-10% for the estimated costs to sell the collateral.

•
The September 2012 appraised value of $10 million relates solely to the single family residence. No value is assigned to the business investment, as it is deemed worthless. We will revise the significant nonperforming assets table in future periodic filings to clarify this fact.

•	Please see Exhibit A attached for how we determined the fair value of this impaired loan’s collateral as of December 31, 2012 and for each subsequent quarter through September 30, 2013.
•	Please see Exhibit A attached for how we determined the $3.565 million charge-off taken relative to this impaired loan in second quarter of 2013.
•	Please refer to Exhibit A attached for how we determined the specific reserve related to this impaired loan as of December 31, 2012 and for each subsequent quarter through September 30, 2013.
•	At present, we do not anticipate recognizing any additional losses relative to this impaired loan’s collateral.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
November 6, 2013

3.
In regard to the second largest nonperforming loan, given the ongoing problems regarding the potential sale of this property to a third party, please address how the specific allowance for loan loss was determined at year end December 31, 2012 and for each subsequent quarter through September 30, 2013.

Response
Please refer to Exhibit B attached for how we determined the specific reserve related to this impaired loan as of December 31, 2012 and for each subsequent quarter through September 30, 2013.

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
November 6, 2013

Please feel free to contact me directly via email at rtissue@summitfgi.com or by phone at (304) 530-0552 should you have any further questions regarding this response or the filings.

                             Sincerely,

                             /s/  Robert S. Tissue

                             Robert S. Tissue
                             Senior Vice President &
                            Chief Financial Officer

Attachments

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
November 6, 2013

Exhibit A
Computation of ALLL Related to Largest Nonperforming Loan

Quarter Ended	Appraisal Date	Appraised Value	Discount to Appraisal		Costs to Sell		FMV of Collateral	Loan Balance	Charge-off Recorded	Specific Reserve

12/31/2012	9/7/2012	10,000,000	0%		5	% (1)	9,500,000	12,564,550	-	3,064,550

3/31/2013	9/7/2012	10,000,000	0%		10	% (2)	9,000,000	12,564,550	-	3,564,550

6/30/2013	9/7/2012	10,000,000	10	% (3)	10%		8,000,000	9,000,000	3,564,550	1,000,000

9/30/2013	8/2/2013	10,000,000	10	% (3)	10%		8,000,000	9,000,000	-	1,000,000

Notes:
(1) - A 5% discount was used for cost to sell instead of our typical 10% as, at the time, it was expected that the borrower would be liquidating the property and not the Bank.

(2) - Borrower had promised to make a significant payment on the loan by 3/31/2013. When this payment was not made, it became more likely the Bank would ultimately foreclose and liquidate the collateral.
Therefore, the cost to sell estimate was increased to 10%.

(3) - During second quarter 2013, the Bank initiated foreclosure proceedings. Both the 2012 and 2013 appraisals anticipate a marketing time frame of one to four years. The Bank however does not anticipate holding this property for more than one year due to its anticipated significant costs and risks of holding. In discussions with local realtors, management learned that a quick sale value approximates $9 million. Accordingly , we discounted the collateral's current appraised values by 10%.

Mr. Gus Rodriguez and Mr. Marc Thomas
Securities and Exchange Commission
November 6, 2013

Exhibit B
Computation of ALLL Related to Second Largest Nonperforming Loan

Quarter Ended	Appraisal Date	Appraised Value		Discount to Appraisal		Costs to Sell	FMV of Collateral	Loan Balance	Charge-off Recorded	Specific Reserve

12/31/2012	5/9/2012	8,158,000	(1)	0%		10%	7,279,200	8,413,101	-	1,133,901

3/31/2013	5/9/2012	8,158,000	(1)	10	% (2)	10%	6,400,400	7,279,200	1,133,901	878,800

6/30/2013	5/17/2013	6,713,000	(3)	0%		10%	5,936,400	7,279,200	-	1,342,800

9/30/2013	5/17/2013	6,713,000	(3)	0%		10%	5,936,400	5,936,400	1,342,800	-

Notes:
(1) - This loan is secured by two parcels of real estate. The first parcel has an appraised value of $7,916,000 on which the Bank holds a first lien. The second parcel has an appraised value of $872,000, however, the Bank holds only a second lien on it, subject to a first lien of $630,000. Therefore, in computing the total fair value of this loan's collateral, the estimated costs to sell percentage were applied to the appraised value prior to subtracting the priority lien amount.

(2) - A 10% discount was applied to the appraised value in second quarter 2013 based on deteriorating local market demand relative to large tracts of undeveloped real estate.

(3) - Upon re-appraisal, the net realizable value of the second lien position parcel had declined to near $0.
Accordingly, the appraised value includes only the parcel on which the Bank holds a first lien position.